Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 333-256133

The following is a transcript of comments made by certain officers of WeWork Inc. at their investor conference held on October 7, 2021. A full playback of the presentation and supporting materials are accessible at: investors.wework.com.

Sandeep Mathrani:

Good morning. Thanks everyone for joining our investor conference.

I start off with looking at our mission statement, which is empowering tomorrow’s world at work. I always say that culture eats strategy for breakfast. And over the last 10 years, I focused tremendously on the core values of a company. At WeWork, our core values are “Do the right thing,” “Strive to be better, together,” “Be entrepreneurial,” “Give gratitude,” and “Be human, be kind.” And our core constituents are our members, employees, shareholders, landlords, and service providers. My mantra has always been, live by one core value and serve one core constituent each day.

WeWork has a global footprint. We have 762 locations globally. We’re in 150 cities and 38 countries. If you look at our consolidated business, we have 764,000 desks and 461,000 members. Our consolidated regions exclude China, India and Israel, which was deconsolidated in the beginning of June.

Sandeep Mathrani:

57% of the Fortune 500 are our members, ranging from bluechip tech companies, universities, financial institutions, consulting firms, accounting firms, and fintech companies. There’s also an equally prominent ground swell from small and medium businesses. All of the major landlords and service providers are our partners.

We are now run by a management team with both vision and the ability to operate and execute that vision. Marcelo, a leader at SoftBank was brought in to turnaround Sprint in 2014 and now WeWork in 2019 as our Executive Chairman. Anthony, our Global President and Chief Operating Officer, worked at AOL before becoming an entrepreneur. He founded the first French beauty on-demand platform company and sold it to Rocket Internet, and then came to WeWork to run our international business. Ben, our global CFO was previously with Yum Brands where he was CFO at Pizza Hut for the Asia Pacific region, followed by Pizza Hut in the USA. Our whole management team have all been incredible partners through an unexpectedly difficult, but rewarding past 20 months.

Sandeep Mathrani:

We are the right company, at the right time. I joined this company with an upside down cost structure. Over the past 20 months, we have focused on streamlining our operating expenses and right-sizing our real estate portfolio. We have exited over 150 full leases and executed 350 lease amendments year to date. This has contributed to a significant decrease in our rent and tenancy costs, a savings of about $400 million annually.

We streamlined our operating expenses. We’ve taken 400 million of building level operating expenses out of the business. And finally, we have right sized our SG&A, which is down approximately $1.1 billion on a run rate basis. Today, as I said, we are the right company at the right time. Our value proposition has increased. Flexibility is at the core of what the future of the office is. We’ve experienced outsized growth relative to office landlords, sequential growth in revenue from May 2020 and desk sales increase since March of 2021.

Sandeep Mathrani:

Our business was built on the foundation of providing members the ability to book a desk, book an office, or book a conference room, which is exactly what the world is demanding. Our On Demand business has two parts to it. It has a subscription model, and it has an On Demand model. On the subscription model, it comes with two nuances. It has dedicated, whereby you could lease a space from us for a hundred people and take 500 All Access passes. If the member brings more than a hundred people on any given day, we charge them a per diem rate. There also is non-dedicated, where you don’t have any dedicated space, but you’re on a subscription model and you pay monthly. The On Demand model is a pay-as-you-go model. And we’ll talk about how well that’s done over the last few months.

Sandeep Mathrani:

And then we have the business that everyone knows us for, which is our space-as-a-service business, whether it be for a dedicated desk, a standard office, an office suite, or a full office floor, or in many cases, a full building. As the world has re-evaluated and re-imagined its relationship with the office, we have leaned into our foundation and reformulated our product set to match the demand we are seeing in the market. Flexibility of space: you can book a desk, an office, a conference room or collaboration hub. Flexibility of time: you can book a desk by the hour, by the day, or take the multi-year commitment. And the latest, the portability of cost: this value proposition is what’s attracting many companies to shift to WeWork. We are able to take a contract in one market and relocate it to another market as companies rethink their geographic portfolio and they move the headquarters or implement hub-and-spoke models, or the more recent phenomena, a hub-and-hub model. This is something that no other landlord or flex provider can provide because they don’t have the scale we do or the most important factor, common ownership.

Sandeep Mathrani:

An interesting analogy and I think it stems from my background, is between retail and e-commerce in the early 2000 and the transformational shift in commercial office and flex happening today. In 1994, Amazon was created. In 2000, e-commerce was 1% market share. And in 2021, it was 21% of market share in the United States. The early adopters in the U.S. like Walmart and Best Buy, who said omni-channel is the way to go and who built their e-comm platforms were the winners. And those that rejected the shift in consumer demand lost out. In the pre-pandemic world, flex was part of an office offering. In a post-pandemic world, flex is its own channel of distribution, much like e-commerce is its own channel of distribution.

Sandeep Mathrani:

The flexible workspace TAM is one of the most exciting things to us and gives us confidence as to the growth potential of our business, even just looking at the traditional space-as-a-service business. Today, effectively the flex office market is 2 to 2.5% of the total commercial office market. If you look at any study, flex is expected to grow to 20 to 30% by 2030. Again, seeing the same similarities of e-comm to retail. The point being that it’s a massive market, regardless of what you believe. Whether it’s 13% or 30% by the year 2030, it is still multiples of where it exists today.

Sandeep Mathrani:

Even if you take growth by 2030 to be 13% as the base case, that’s a 5x increase in revenue. Or if you take our stabilized revenue for about 5 billion, that’s a 25 billion revenue business. Companies that we interact with have made flexible office a part of their offering to their employees. Their goal is for flex to be 20% of their portfolio. Those landlords that embrace flex at scale will win, whether they do it with us, whether they do it white label, or they do it on their own.

Sandeep Mathrani:

WeWork is taking market share. The most interesting part of the rebound has been the sheer amount of space that we have sold as compared to the overall market leasing activity. In my retail days, we saw brick and mortar grow at a substantially lower rate than e-comm. And if you look at flex or what’s transpired in Q2 and Q3 of this year - for example, in London, our share of the market is 2% and we took 37% of the demand. In New York, while we represent 1% of the total supply in New York City, we made up 23% of the commercial office space leasing activity in the second quarter and 13% in the third quarter. I might add that the amount of leasing activity done by WeWork in Q2 and Q3 in New York was about 930,000 - 1 million square feet. So relatively flat. The percentage change dealt with the amount of leasing activity in the total market, which climbed from 4.4 million square feet in Q2 to 7.3 million square feet in Q3.

Sandeep Mathrani:

What I want you to see on this slide is the sales cycle. For the SMB members, it’s 21 days to win a deal and close. For enterprise members, it is 48 days. What that really implies is that within 30 to 60 days, we start to see the revenue of transactions made with our members. And hence, when we saw the bottom [of revenue] in March when the net sales started to increase, we saw the impact two months later in May. And hence from May to date, we’ve seen five consecutive months of revenue growth. Just looking at our space as a service business alone, Q3 was a very good quarter and continued the positive momentum from Q2. We saw 84,000 new desk sales in Q2, which is about 5 million square feet sold within our consolidated regions alone. Similarly, we saw our desk sales, which includes new desks sold and renewals of existing contracts, hit 154,000 in Q3—speaking to the member stickiness we’re seeing. And I might add that in Q2, the gross desk sales was 153,000, so relatively flat. Hence the Delta variant— we were very resilient against the Delta variant.

Most importantly, our revenue continued it’s consistent upward trajectory and reached the highest monthly revenue this year with around 228 million in September. I might add, as you might remember, that in Q2 our revenue was $593 million for the quarter. We did deconsolidate Israel in June, which is about $5 million [in revenue]. So Q1 and Q2 stayed relatively flat. In Q3, we see it rising to $658 million once again, without the revenue of Israel.

Our sales performance for Q3 as I mentioned a little while ago, we sold 154,000 desks, 9.2 million square feet, and over 20 months of commitment length. We had an extremely strong quarter of SMB sales, which contributed to enterprise representing 47% of total memberships.

Sandeep Mathrani :

A strong pent-up enterprise demand, which was pushed out slightly as some larger corporations pushed back their return to work schedule to January of 2022. In the first six days of October, we have seen a 10% increase in sales versus the first month of prior quarters. Those sales have been majority enterprise companies as they look to come back to office in January of 2022. Of that, we also saw occupancy rise to 60% as of September or 64% if you include the 30,000 net memberships that have not yet moved in, but have membership agreements executed with us.

Traditional leasing sourcing focused on buying wholesale and selling retail for traditional lease sourcing will continue. Otherwise we will find asset light ways to grow, either through management agreements or revenue share deals. We’re leaning into management agreements, revenue share to grow WeWork’s space-as-a-service product with limited upfront capital spend and landlord covered operating costs. As we expand our asset-lite deals, we also expect our overall SG&A costs to decrease as a percentage of revenue and therefore increasing the margin of our overall business.

Sandeep Mathrani:

WeWork has created three bundles of asset-light space-as-service offerings to meet landlord and tenant demand to drive better revenues and experiences from under and non-utilized spaces. First WeWork Flex. WeWork partners with a landlord or tenant to turn unused or unwanted space into a WeWork branded space, managed and run by WeWork staff and structured as either a revenue share or a management agreement. Second is Partner Flex, where WeWork partners with a landlord or tenant to turn unused or unwanted space into a co-branded space, managed and run by WeWork staff structured as a management agreement, providing upside to the landlord. One example is WeWork’s recent partnership with Hudson Bay Company (HBC) where WeWork worked with HBC to create their own coworking business called SaksWorks and WeWork provides the operations, technology and sales channels to power the SaksWorks product. And lastly partner amenity, where WeWork partners with the landlord to help power, activate, an underutilized space, like a lobby area or conference room suites, to allow the landlord to provide a best-in-class experience to their tenants using previously underutilized space, helping to drive tenant retention.

Sandeep Mathrani:

As a whole, this is underpinned by WeWork Workplace. A workplace management SaaS tool that WeWork is creating to allow a tenant to manage their entire real estate portfolio.

Sandeep Mathrani:

Our memberships, as you can see on this chart and I mentioned a little earlier, we anticipate to get to that sort of 70-74% occupancy by year end, and at the end of the third quarter, we are at that 64% occupancy. And I might add at the end of Q2, we were in the 50s and at the end of 2020, we were at 46% or 45%. So we have come about 20 points higher than at the end of the year in the last nine months.

Sandeep Mathrani:

Let’s talk about All Access. All Access is a monthly subscription or an On Demand model that we launched in the middle of the pandemic and already has 32,000 monthly memberships up from 20,000 at the end of Q2. We’re selling about a thousand All Access memberships a week. On average, we’re selling about three passes per available desk. We already are, on a run-rate basis, over a hundred million dollar business. And as we’ve said, previously, we have tied up with American Express, Uber, American Airlines, Brex, and other corporations, with large membership networks to be at the top of the funnel and market to the small business.

See, all sorts of cases for All Access, either as a near-home solution, space to collaborate with colleagues or having a client meeting. As much as we are seeing individuals and small businesses value this ultimate flexibility of being able to access hundreds of our locations around the world, we’re also seeing real estate enterprises take up the product as companies are realizing this can be a way to augment their hybrid work scheme.

Sandeep Mathrani:

What’s also more interesting for us, it also serves as an ability to basically increase the value proposition. And they will then, and we see this now consistently, they start off on the All Access or On Demand, and then they graduate to a one person or two person office. And it was interesting this morning in Axios, to read about one of their editors in Washington D.C., finding the All Access product to be a game changer. And his way of passing time is to go from one location to the other.

Sandeep Mathrani:

WeWork Workplace, our SaaS strategy, a product of the pandemic. Our business is to book a desk, an office, or a conference room. We realized we could productize our best in class technology, which has long powered WeWork’s own real estate portfolio and our operations and helped WeWork members manage their entire real estate portfolio. WeWork believes companies will choose WeWork to market their leading flexible workspace, existing relationships with companies who will need this tool or one like it and world-class data about what companies need from their real estate based on years of data we have accumulated. By developing this product, we will be able to diversify revenue streams, create upsell opportunities by bundling the software offering with space offerings, deepen the current relationship with global enterprise companies as they partner with WeWork in new ways and enhance WeWork’s position as a global leader in flex space.

Sandeep Mathrani:

WeWork’s Workplace is designed to support any company who is pivoting a future real estate portfolio, where their employees will no longer need a one-to-one ratio between employees and desks. This tool will support companies from multinational enterprises to small and medium businesses looking to more efficiently manage their real estate. The tool is being created to manage the future of real estate. The companies will have a mix of flex space and wholly owned and leased spaces. WeWork Workplace will allow a company to manage their space under one tool. I might add that the product will be complete by the end of this month and will be marketed commercially by Q1 of 2022.

Sandeep Mathrani:

WeWork gives companies a wide suite of functionalities to support the future of work. Booking capabilities for desk and meeting rooms to ensure spaces can be used dynamically based on employee demand, access permissions depending on a given employee to ensure physical safety, and cost saving infrastructure that can be put in place. Data and analytics around the company’s use of real estate to help the companies prepare and plan for the future. The ability to view and license additional WeWork spaces as needed to support growing and changing needs. Visitor check-ins and health attestation forms to ensure the world-class guest experience is felt and ensure both guests and employees are kept safe. Really finding capabilities to help an employee find a guest, a conference room, and other amenities.

Sandeep Mathrani:

At the beginning of the year, we talked about a third prong of our business being our tech platform, this sort of WeWork bus that connected tenants and landlords. But we didn’t know what the form of this platform would actually take. We hired a leading global consulting firm to help us analyze the TAM and revenue opportunity, as well as other specialists who helped us assess the competitive landscape. If you want to book a desk, book an office, book a conference room, most enterprise clients do not have the capabilities themselves. They want to make sure people have a desk sitting next to people or collaborating with each other in conference rooms, but the systems are non-existent or antiquated at best. There is a $3 billion TAM in the United States alone for this sort of workplace management. And we have seen demand potential through our partnerships with Ivanhoé Cambridge, Organon and Saks. Cushman and Wakefield came to us earlier this summer and also seeing the demand, committed to investing 150 million to sell our workplace management platform to their enterprise clients and our space-as-a-service to monetize the assets they provide facility management service. Now we have defined what WeWork Workplace is, and now we see three real and proven business lines, space-as-a- service, the All Access and our platform business, WeWork Workplace. With that, let me give it to my partner, Ben Dunham.

Ben Dunham:

Thanks Sandeep. Let’s take a moment to walk through the transaction. We expect to raise $1.3 billion of total gross cash proceeds consisting of $483 million from the SPAC trust and $800 million from the PIPE. Recall that we initially targeted to raise $500 million in the PIPE. So we are pleased with this result. In addition, we have sourced an investment of up to $150 million from Cushman and Wakefield as a backstop to any potential SPAC redemptions. The pro forma equity value is $7.9 billion. And the total enterprise value is $9.2 billion. Existing WeWork shareholders will own approximately 81% of outstanding equity with BowX and PIPE shareholders owning the remaining 19%. 100% of the proceeds of this transaction will be retained in the business as all existing shareholders are rolling over. Turning to liquidity, we had $1.6 billion of available cash in unfunded commitments at the end of the second quarter. As I touched on the previous slide, we expect to rate a total cash proceeds of $1.3 billion via the SPAC and PIPE transaction.

Ben Dunham:

We have entered into a $550 million senior secured notes facility, which replaces our existing $1.1 billion facility upon closing of the SPAC transaction. We will also repay our $350 million commercial paper facility upon transaction close and pay a hundred million dollars in transaction related fees and expenses. All combined, we will have performa cash and undrawn financing commitments of $2.2 billion. This liquidity puts us in a financial position as we reach the breakeven point for the business in 2022, and look forward to continued sustainable and capital efficient growth. Looking at our projected financials that we previously shared in the S4, we expect our recent revenue growth to continue into Q4 2022 and beyond. Growth will be multifaceted as we are experiencing farewell trends across all of our products in geographic regions. I do want to note that the recovery from the coronavirus pandemic remains difficult to predict. Potential new coronavirus variants, including the Delta variant that emerged in the summer could delay return to office initiatives, which would have an impact on our business and the ability for us to meet the projections we are walking through today. With that said, we are very pleased with the trajectory of the business based on the recent sales performance that Sandeep touched on earlier and our dialogue with customers both small to medium businesses and large enterprises.

Ben Dunham:

We expect our dedicated space business to continue to recover driven by membership growth and improvements in pricing. We have seen sequential growth in total revenue from the trough of $187 million in April to an estimated $228 million in September driven by the addition of approximately 75,000 total memberships across our consolidated locations since the first quarter. We have now experienced six consecutive months of membership growth across our consolidated locations. Over the past year, we have launched additional products to further capitalize on the movement towards flexible workspace. Our On Demand product is now live in six countries and in 50 cities, and we have plans for additional growth in 2022. Our All Access monthly subscription product continues to experience strong momentum, growing to 32,000 memberships as we close the third quarter. In fact, the On Demand and All Access products are already an annualized run-rate revenue business of about a hundred million dollars.

Ben Dunham:

We are encouraged by the continued momentum we are seeing with All Access and On Demand and expect them to be strong contributors to our revenue growth in 2022. We are also excited about the platform offering. Recent partnerships with Cushman and Wakefield and Saks demonstrates the significant opportunity of this business and we expect meaningful growth in 2022. The revenue growth for our physical space, access and platform businesses combined with the significant work we have already completed to rightsize our cost structure, sets us up to achieve positive adjusted EBITDA in 2022. As a reminder, the transformation of our annualized cost structure included a $400 million reduction in location operating expenses on an annualized basis, an estimated $400 million in rent and tenancy savings from optimizing our portfolio and $1.1 billion in SG&A savings. This concludes our presentation. We’ll have a brief intermission before we begin the Q&A session.

-INTERMISSION-

Chandler Salisbury:

Thank you all for joining our investor day, and thank you both for that update. We’d now like to open it up to Q&A we’ve received over the past few days and this morning. Sandeep, we will start with you. Now that we are through the third quarter, how has the operating environment shaping up versus your expectations? Has Delta impacted the pace of recovery in the rest of the year?

Sandeep Mathrani:

It looks like the third quarter will come in line with our expectations, occupancy and revenue continue to increase sequentially month over month, and we’re seeing strong sales. As I said in my presentation, the small businesses continue to return at a rapid pace, we can see that through sales and occupancy of our smaller SKUs. It’s safe to say that Delta has had an impact on the pace of recovery, but our sales have been resilient. I mentioned in the presentation by accident that there were 84,000 new desk sales in Q2—actually to correct it, it’s 98,000 new desk sales in Q2 and 84,000 new desk sales in Q3. However, our retention ratio was much higher in Q3. Hence we had 154,000 gross desks sales in our portfolio in Q3, versus 153,000 in Q2 or relatively flat. So again, making the point that in this new environment, flexibility has taken market share, and even though there’s been this sort of headwind of Delta, our business has been fairly resilient.

Chandler Salisbury:

Thanks. We’ve seen WeWork’s occupancy increase month over month, over the past two quarters. Can you speak a little bit more to the other side of the equation? How has pricing been trending, and what’s your expectation for 2022?

Sandeep Mathrani:

You know, in many many markets we’ve actually reached, above 70% occupancy and in those markets we’re able to increase pricing, as the market is much more on our side of the equation. So in markets like in Barcelona or in Miami, and in 20 other such markets, actually pricing has gone up 15% to pre-pandemic levels. So we’re starting to see the ARPM go up as our occupancy rises, so there’s this positive momentum going forward.

Chandler Salisbury:

And related to that, how should we think about enterprise versus SMB pricing and the margins between the two?

Sandeep Mathrani:

You know, as I’ve mentioned, the ARPM pricing of SMB is higher. However, there’s more churn. The pricing for the enterprise clients is slightly lower, but it’s for longer durations of time, about 28 months. So if you take the churn equation into account, essentially the margins remain flat and that’s somewhat our intent. Our intent is to make sure that we price appropriately and fairly across SMB and enterprise.

Chandler Salisbury:

And just to ask the question that a lot of people are thinking directly, how does the current environment and results you saw in Q3 affect your expectations around reaching EBITDA breakeven?

Sandeep Mathrani:

At the end of the Q2 call, we mentioned that effectively, we didn’t know when the hockey stick would occur and we would be off a quarter. We still are in-line with being off a quarter. Q3 came in-line, as I mentioned, maybe slightly better as we close out our books for Q3. Effectively you’ve had five months of revenue growth, continuously. You’ve had seven months of net desk growth, and we continue to see that going into Q4. So effectively we feel we’re completely in line with what we told you in Q2, which is we’re a quarter behind.

Chandler Salisbury:

Great. You’ve talked a lot about your cost structure between the portfolio optimization, OpEx and SG&A initiatives. Where do you stand today on those?

Sandeep Mathrani:

Ben, I’ll let you answer.

Ben Dunham:

Yeah, absolutely. So I think we’re feeling really good about what we’ve done so far on the cost side of the structure. Really there’s three places that we’ve made a lot of progress—one was on our SG&A. We’ve reduced SG&A by $1.1 billion as we talked about in our presentation. In addition, we’ve seen operating costs go down by about $400 million from the peak back in 2019, as well as from our optimization effort with our portfolio, we’ve seen about $400 million in savings from rent and tenancy. So I feel really great about where our cost structure is right now and as Sandeep mentioned, it’s really about where our revenue, as the revenue continues to improve, that’s how we’ll hit breakeven.

Chandler Salisbury:

You’ve been very focused on portfolio rationalization. What’s the latest update on that?

Sandeep Mathrani:

So we ended the third quarter with about 760,000 desks and our projection is to end the year with about 730,000 desks. So we are essentially complete with our rationalization, but like any business, from this point on we’ll evaluate location by location, just like any other operating business would, but effectively the large-scale rationalization of the portfolio is largely complete. We actually anticipate you’ll see growth in 2022, and we’ll get to about 820,000 or so desks in 2022. That increase from 730 to 820, which is about 90,000 desks, is really a function of leases that we’ve already executed in the 2018/2019 timeframe, which is finally going on a development now to open during the course of the year.

Chandler Salisbury:

And are there any particular geographies you see that growth coming from?

Sandeep Mathrani:

Well, right now the growth comes from all the locations that we’ve executed deals. So it is in markets like Miami where we have a new building, 830 Brickell coming online—140,000 square feet. The demand in Miami is incredibly strong. [830 Brickell] is already spoken for half. We don’t open until the second quarter of next year, speaking to the strength of the market. And as I mentioned, we really have pricing power there, pricing is about 15% higher than pre-pandemic levels. We’re looking to expand in Nashville Tennessee, where we are virtually a hundred percent occupied. So effectively, the markets like Moscow, we have four locations, they are all 40% margin and buildings are over 90% occupied—we’re looking to grow. So there are 20-odd markets where we have achieved 80% or 90% occupancy. We’ve gotten to that 40%, building margin, which is where we thought the business would get to. We’ve gotten there, even with the lower pricing, I might add, because these deals were done in the pandemic era. So we’re looking to, again, start to grow smartly in those markets.

Chandler Salisbury:

Could you spend a little bit more time talking about where you’re seeing demand for the workplace SaaS product and who those primary customers are?

Sandeep Mathrani:

As I said, I often equate this to companies like Uber. I was reading the Wall Street Journal a week or 10 days ago, and it said a car hailing company, and then the article went on to talk about Uber Eats and Uber Eats’ revenue is or higher than the Uber car hailing part. But they were able to use that infrastructure to diversify their stream of revenue by going into Uber Eats. So very much like what we’ve done, we’ve built a business to sell a desk, sell an office, sell a conference room. It was meant for our own business, because that’s how we ran our business. We got demand from enterprise clients saying we would white label it. That got us to hire a firm to assess the TAM, and as I mentioned, the TAM being about $3 billion in United States. And we think that demand comes from multiple sources. It comes from, we know the enterprise clients, where we can load their real estate, as they go from a one, one and a half to one person-to-desk ratio, to a two-to-one person to desk ratio, and effectively also be able to provide the real estate. They actually lease from us, so that their colleagues can go on a white labeled app, see the entire real estate portfolio—and teams can book desks so they can book collaboration hubs, so people can go and collaborate, innovate and increase productivity. So we think it comes from the enterprise clients, we think it comes from landlords being able to offer that service to their members—I think it’s a value add. So we do think it comes from that as well.

Chandler Salisbury:

And then Ben, how are you thinking about WeWork’s liquidity profile and financing strategy post the SPAC transaction?

Ben Dunham:

Great, thanks Chandler. I think first off, as we start to generate free cash flow, we’re going to want to pay down debt and de-lever the balance sheet. In addition, based on where our bonds are trading we’ll look to potentially opportunistically raise capital. One thing I think we should mention is that the LC facility that we have currently matures in February, 2023. Right now we do have commitments, from SoftBank, our partner, to be able to extend that to February 2024—we expect to do so in the coming months and execute on that transaction.

Chandler Salisbury:

Great, well that wraps up the questions we have. Again, thank you all very, very much for joining. Uh, we’ll be in touch over the coming weeks and please reach out if you have any questions.

Sandeep Mathrani:

Have a great day. Thanks.

* * * * *

Additional Information and Where to Find It

This communication relates to a proposed transaction between BowX and WeWork. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WeWork, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (Registration No. 333-256133) with the SEC, which includes a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on September 20, 2021 and was sent to all BowX stockholders as of September 14, 2021 (the record date for voting on the proposed transaction). Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-4

(Registration No. 333-256133) filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation is contained in the registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of WeWork. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in WeWork employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.